December 7, 2017                                                                                                                          Exhibit (h)(17)

Janus Aspen Series

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Capital Management LLC (“JCM”) with respect to Janus Henderson Global Unconstrained Bond Portfolio (the “Fund”). This letter is to inform you that JCM will waive all or a portion of its management fee (or otherwise reimburse/waive class specific expenses), as applicable, from May 1, 2018 until May 1, 2019, under the following conditions:

In the event the operating expenses allocated to any class of the Fund and any wholly-owned subsidiary of the Fund (“Subsidiary”) (excluding any expenses of an underlying fund other than the Subsidiary), including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.63% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the fees payable pursuant to a Rule 12b-1 Plan, shareholder servicing fees, such as transfer agency fees (including out of pocket costs), the “Performance Adjustment” if the Fund has a performance-based investment advisory fee, as well as the amount of any items not normally considered operating expenses such as acquired fund fees and expenses, interest, dividends, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding any directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

JCM also agrees to waive and/or not collect its advisory fee by the amount of the advisory fee it receives from the Subsidiary. Such waiver will apply after application of any waivers to fees described above and will continue during the term of the Investment Advisory Agreement between JCM and the Fund. Such waiver of fees is not permitted to be recouped.

This waiver/reimbursement will continue in effect until May 1, 2019, unless otherwise terminated, revised or extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Aspen Series, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC	JANUS ASPEN SERIES

By: /s/ Brennan Hughes	By: /s/ Jesper Nergaard
Brennan Hughes	Jesper Nergaard
Senior Vice President, Chief Accounting Officer and Treasurer	Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer

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